NEW YORK CITY ECONOMIC IMPACT OF INVESTMENTS^

(2002-present)

78 Number of Projects	$2.2B HIT Investment Amount	$5.9B Total Development Cost	44,555 Housing Units Created or Preserved	40,998 Low- and Moderate-Income Housing Units
$6.0B Total Economic Impact	22.8M Hours of Construction Work Generated	26,009 Total Jobs Created	$983.2M State, Local and Federal Tax Revenue Generated	92% Percent Affordable

^ Includes purchase of securities for the preservation of affordable housing.

Includes projects receiving NMTC allocations by HIT subsidiary Building America CDE, Inc. Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and Building America project data. Data is current as of March 31, 2026. Economic impact data is in 2025 dollars and all other figures are nominal. Building America CDE, Inc. is a portfolio investment of the HIT but, unless otherwise noted, its underlying projects are not held in the HIT's portfolio.